UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies contracts with Unigel

—

Rio de Janeiro, January 13, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on communication of June 6, 2024, with the objective of reaching a definitive, profitable and viable solution for the supply of fertilizers to the Brazilian market, informs that, under a Confidentiality Agreement signed on 10/21/2024, it is still under analysis with Unigel in relation to the contracts associated with the fertilizer plants - FAFENs, signed with Proquigel, a subsidiary of Unigel.

As stated in the 2025-2029 Business Plan, activities are expected to resume in the Fertilizer segments, with the aim of capturing value with the production and sale of nitrogen products, reconciling with the oil and natural gas production chain and the energy transition.

Any decision regarding negotiations on contracts with Proquigel, when approved by the relevant Petrobras bodies, will be communicated to the market in due course.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which only reflect the expectations of the Company's management. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer